FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On November 20, 2023, Diana Shipping Inc. (the “Company”), announced that the Board of Directors of the Company declared a distribution (the “Warrant Distribution”) to the holders of record of the Company’s shares of common stock (the “Common Stock”), in the form of warrants to purchase shares of Common Stock (the “Warrants”). The Warrants were issued on the terms and conditions described in the Warrant Agreement (as defined below and attached as an exhibit hereto) and will be distributed on December 14, 2023, to the holders of record of Common Stock as of the close of business on December 6, 2023 (the “Record Date”).
Pursuant to the terms of the Warrant Agreement, dated as of December 14, 2023, between the Company, Computershare Inc., and its affiliate, Computershare Trust Company, N.A., as Warrant Agent (the “Warrant Agreement”), each holder will receive one Warrant for every five shares of issued and outstanding shares of common stock held as of the Record Date (rounded down to the nearest whole number for any fractional Warrant). Each Warrant will entitle the Holder to purchase, at the Holder’s sole and exclusive election, at the exercise price, one share of common stock plus, to the extent, described below, the Bonus Share Fraction. A Bonus Share Fraction entitles a Holder to receive an additional 0.5 of a share of common stock for each Warrant exercised (the “Bonus Share Fraction”) without payment of any additional exercise price.
The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time (the “Bonus Share Expiration Date”) upon the earlier of (i) the date specified by the Registrant upon not less than 20 business days’ notice and (ii) the first business day following the last day of the first 30 consecutive trading day period in which the daily VWAP of the shares of common stock has been at least equal to the then applicable trigger price for at least 20 trading days (whether or not consecutive) (the “Bonus Price Condition”). Any Warrant exercised with an exercise date after the Bonus Share Expiration Date will not be entitled to any Bonus Share Fraction. The Registrant will make a public announcement of the Bonus Share Expiration Date (i) at least 20 business days prior to such date, in the case of the Registrant setting a Bonus Share Expiration Date and (ii) prior to market open on the Bonus Share Expiration Date in the case of a Bonus Price Condition.
Unless earlier redeemed, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on December 14, 2026 (the “Expiration Date”).
The Warrants are redeemable at the Company’s sole option at any time following the last day of the first 30 consecutive Trading Day period in which the daily volume weighted average price of the shares of Common Stock has been at least equal to the then applicable Redemption Trigger Price (as defined below) for at least 20 Trading Days (whether or not consecutive) (the “Redemption Price Condition”). The Company may redeem the Warrants at its sole option at any time after the Redemption Price Condition has first been met, even if the trading price of the Common Stock subsequently declines.  The Company will provide at least 20 calendar days’ notice by press release (the “Redemption Notice”) of the date selected for redemption (the “Redemption Date”). The redemption price upon any redemption shall equal to 1/10 of $0.01 per Warrant (the “Redemption Price”). The “Redemption Trigger Price” is initially equal to the Exercise Price.
Subject to applicable laws and regulations and the terms of the Warrant Agreement, the Warrants may be exercised at any time starting on the date of issuance until the earlier of (x) 5:00 p.m. New York City time on the Expiration Date and (y) 5:00 p.m. New York City time on the Business Day prior to the Redemption Date.
The number of shares of Common Stock issuable upon exercise are subject to certain anti-dilution adjustments, including for stock dividends, splits, subdivisions, reclassifications and combinations; other distributions and spinoffs; and shareholder rights plan.
The Warrants are expected to commence trading on the New York Stock Exchange under the ticker “DSX WS” on December 14, 2023.
The foregoing description of the Warrants and the Warrant Agreement is only a summary and is qualified in its entirety by reference to the complete description of the terms of the Warrants set forth in the Warrant Agreement (including the Form of Warrant attached thereto), which is filed as an exhibit to this Form 6-K.
In connection with the Warrant Distribution, the Company is filing a prospectus supplement, dated December 14, 2023, pursuant to the Company’s existing shelf registration statement on Form F-3 declared effective on July 9, 2021, registering up to 33,919,605 shares of Common Stock to be issued upon exercise of the Warrants under the Securities Act of 1933, as amended.
A copy of the validity opinion in respect of the shares of Common Stock to be issued upon exercise of the Warrants is attached hereto as Exhibit 5.1.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

EXHIBIT INDEX

No.	Exhibit

4.1	Warrant Agreement dated December 14, 2023, between Computershare Inc., and its affiliate, Computershare Trust Company, N.A. and the Registrant (including the form of the Warrants)

5.1	Opinion of Seward & Kissel regarding the validity of the shares of Common Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: December 14, 2023	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President